October 12, 2021

BY EDGAR

Jeffrey Lewis
United States Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Construction
100 F Street, NE
Washington, DC 20549

Re:	Founder SPAC

Amended Registration on Form S-1

Filed on October 6, 2021

File No. 333-258158

Ladies and Gentlemen:

On behalf of our client, Founder SPAC (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, October 6, 2021, relating to the Company’s Amended Registration Statement on Form S-1/A (File No. 333-258158) filed via EDGAR on October 6, 2021.

The Company is concurrently filing via EDGAR Amendment No. 3 to Form S-1 (the “Amendment”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Prospectus Cover Page, page 1

1. Please revise the prospectus cover page to clearly disclose that investors will not have voting or redemption rights with respect to the potential extension of three month time period to complete the initial business combination.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page to clearly disclose that investors will not have voting or redemption rights with respect to the potential three-month extension.

Index to Financial Statements, page F-1

2. Please revise to update your financial statements pursuant to Article 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has updated the Company’s financial statements pursuant to Article 8-08 of Regulation S-X.

Exhibits

2 Please revise the legality opinion filed as Exhibit 5.1 to reconcile the number of warrants being registered with the amount being registered in the registration statement.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the amount of warrants in Exhibit 5.1 to be consistent with the amount being registered in the registration statement.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc:	Osman Ahmed, Chief Executive Officer, Founder SPAC